MIND C.T.I. LTD.
                                    (An Israeli Corporation)
                               2001 CONSOLIDATED FINANCIAL STATEMENTS




























































                                        MIND C.T.I. LTD.


                              2001 CONSOLIDATED FINANCIAL STATEMENTS






                                         TABLE OF CONTENTS

                                                                 Page
     REPORT OF INDEPENDENT AUDITORS                              F-2
     CONSOLIDATED FINANCIAL STATEMENTS:
          Balance sheets                                       F-3-F-4
          Statements of operations                               F-5
          Statements of changes in shareholders' equity          F-6
          Statements of cash flows                             F-7-F-8
         Notes to financial statements                        F-9-F-30


         The amounts are stated in U.S. dollars ($) in thousands.



                                    _____________
                                 ____________________
                                    _____________





































                                           F1
PRICEWATERHOUSECOOPERS

                                             Kesselman & Kesselman
                                             Certified Public Accountants (Isr.)
                                             Trade Tower, 25 Hamered Street
                                             Tel Aviv 68125 Israel
                                             P.O Box 452 Tel Aviv 61003 Israe
                                             Telephone +972-3-7954555
                                             Facsimile +972-3-7954556




                          REPORT OF INDEPENDENT AUDITORS


To the shareholders of
MIND C.T.I. LTD.


We have audited the consolidated balance sheets of MIND C.T.I. Ltd. (the "Company") and its subsidiaries as of December 31, 2001 and 2000 and the consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Israel and in the United States, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2001 and 2000 and the results of their operations, changes in shareholders' equity and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.


Tel-Aviv, Israel                             Kesselman & Kesselman
February 11, 2002                            Certified Public Accountants (Isr.)


By:  /s/ Kesselman & Kesselman

Kesselman & Kesselman is a member of PricewaterhouseCoopers International Limited, a company limited by guarantee registered in England and Wales.













                                           F-2


                                    MIND C.T.I. LTD.
                               CONSOLIDATED BALANCE SHEETS

                                                               December 31,
                                                          ______________________
2001 2000

                                                          ______________________
                                                             (In thousands of
                                                                U.S. dollars)
                                                          ______________________

                     A  s  s  e  t  s
CURRENT ASSETS (note 8):
     Cash and cash equivalents (note 9a)                   $ 39,723     $ 43,373
     Marketable securities (note 9b)                                         103
     Accounts receivable (note 9c):
          Trade                                              2,914         5,589
          Other                                                948         1,460
     Inventories                                                26            20
                                                            _______       ______
             T o t a l  current assets                      43,611        50,545
                                                            _______       ______
INVESTMENT IN A COMPANY (note 1f)                                             93
                                                                          ______
PROPERTY AND EQUIPMENT (note 2)
          Cost                                               3,363         2,734
          Less-accumulated depreciation and amortization     1,373           792
                                                            _______       ______
                                                             1,990         1,942
                                                            _______       ______
OTHER ASSETS, net of accumulated amortization (note 3)       1,113           368

         T o t a l  assets                                $ 46,734$       52,948

_________________________
      Monica Eisinger                  ) Chairman of the Board of Directors
                                       )   President and Chief Executive Officer


_________________________              )
      Amnon Neubach                    ) Director




























                                        F-3

                                                               December 31,
                                                          ______________________
   2001      2000
                                                          ______________________
                                                             (In thousands of
                                                                U.S. dollars)
                                                          ______________________
         Liabilities and shareholders' equity

CURRENT LIABILITIES (note 8) -
     accounts payable and accruals:
  Trade                                                   $   485         $  955
  Other (note 9d)                                           1,486          2,901
                                                            _______       ______
   T o t a l  current liabilities                           1,971          3,856
ACCRUED SEVERANCE PAY (note 4)                                772            776
                                                            _______       ______
       T o t a l  liabilities                               2,743          4,632
 _________ _________
COMMITMENTS (note 5)
MINORITY INTEREST                                                             89
                                                                       _________
SHAREHOLDERS' EQUITY (note 6):
     Share capital - ordinary shares of
          NIS 0.01 par value (authorized - 88,000,000
          shares; issued and outstanding:
          December 31, 2001 - 20,654,220 shares;
          December 31, 2000 - 20,566,220 shares)               52             51
     Additional paid-in capital                            61,078         61,233
     Deferred stock compensation                            (145)          (453)
     Accumulated deficit                                 (16,994)       (12,604)
                                                          ________      ________
        T o t a l  shareholders' equity                    43,991         48,227
                                                          ________      ________
        T o t a l  liabilities and shareholders' equity  $ 46,734       $ 52,948
                                                         =========      ========



     The accompanying notes are an integral part of the financial statements.






























                                        F4

                                  MIND C.T.I. LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS.
                                                      Years ended December 31,
                                                     __________________________
                                                        2001     2000     1999
                                                     ________  _______   ______
                                                  (In thousands of U.S.dollars,
                                                      except per share data)
                                                   ____________________________
REVENUES (note 10a):
     Sales of licenses                             $ 7,108  $ 12,476    $ 6,791
     Services                                        3,361     3,137      1,405
                                                     ________  _______   ______
Total revenues                                       10,469    15,613     8,196
COST OF REVENUES (including $ 14,000 and $ 10,000
     of non-cash compensation in 2001
     and 2000, respectively) (note 10b)               2,113     2,203     1,487
                                                     ________  _______   ______
GROSS PROFIT                                          8,356     13,410    6,709
RESEARCH AND DEVELOPMENT EXPENSES - net
     (including $ 57,000, $ 52,000 and $ 9,000 of
      non-cash compensation in 2001, 2000
      and 1999, respectively)(note 10c)                4,439     3,795    1,927
SELLING, GENERAL AND ADMINISTRATIVE
     EXPENSES (including $ 50,000, $ 165,000 and
     $ 17,000, non-cash compensation in 2001, 2000
     and 1999, respectively):
     Selling  expenses                                  6,880     4,774    1,958
     General and administrative expenses (note 10d)     3,099     1,928    1,000
                                                       ________  _______  _____
OPERATING INCOME (LOSS)                                (6,062)    2,913    1,824
FINANCIAL AND OTHER INCOME - net (note 10e)             1,590     1,080     137
                                                     ________  _______   ______
INCOME (LOSS) BEFORE TAXES ON INCOME                   (4,472)    3,993    1,961
TAXES ON INCOME (note 7)                                    7       245      447
                                                     ________  _______   ______
INCOME (LOSS) BEFORE MINORITY INTEREST                 (4,479)    3,748    1,514
MINORITY INTEREST IN LOSSES OF A SUBSIDIARY                89
                                                     ________  _______   ______
NET INCOME (LOSS)                                      (4,390)    3,748    1,514
ACCRETION OF MANDATORILY REDEEMABLE
     CONVERTIBLE A PREFERRED SHARES TO
     MANDATORY REDEMPTION VALUE (note 6b)                        (8,894)
AMORTIZATION OF BENEFICIAL CONVERSION
     FEATURE OF MANDATORILY REDEEMABLE
     CONVERTIBLE PREFERRED SHARES (note 6b)                      (7,223)
                                                     ________  _______   ______
NET INCOME (LOSS) APPLICABLE TO
     ORDINARY SHARES                               $ (4,390)  $ (12,369) $1,514
                                                     ========  =======   ======
EARNINGS (LOSS) PER ORDINARY SHARE
     (note 10f) - basic and diluted                $ (0.21)   $ (0.73)    $ 0.10
                                                     ========  =======   ======
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
     USED IN COMPUTATION OF EARNINGS (LOSS)
     PER ORDINARY SHARE - IN THOUSANDS (note 10f):
     Basic                                          20,654    16,897      14,667
                                                   ========  =======     ======
    Diluted                                         20,654    16,897      14,984
                                                   ========  =======     ======
     The accompanying notes are an integral part of the financial statements.










                                        F-5

                                  MIND C.T.I. LTD.
         CONSOLIDATED STATEMENTS OF  CHANGES IN SHAREHOLDER'S EQUITY

                     Share capital                          Retained
               --------------------  Additional  Deferred   earnings
                  Number of           Paid-In     Stock     (accumulated
                    Shares   Amount   Capital  Compensation  deficit)     Total
               ------------- ------ ---------- ------------- ----------- -----
               (In thousands)           (In thousands of U.S. dollars)
               ------------- --------------------------------------------------
BALANCE AT
 JANUARY 1,
  1999              12,246     36      1,067                    657       1,760
CHANGES DURING
 1999:
  Net income                                                   1,514      1,514
  Exercise of
   warrants to
   purchase
   ordinary shares
   in January 1999.
   net of issuance
   costs of $23,000
   (note 6a(4))       2,646     *      2,313                              2,313
  Deferred
   compensation
   related to
   employee stock
   option grants -
   net                                  300       (300)                     -,-
  Amortization
   of deferred
   compensation
   related to
   employee stock
   option grants                                     26                      26
  Dividend                                                       (393)     (393)
                  -------  -----    -------    -------      ---------   --------
BALANCE AT
 DECEMBER 31, 1999 14,892     36      3,680       (274)          1,778     5,220
CHANGES DURING
 2000:
  Net income                                                     3,748     3,748
  Dividend                                                     (2,013)   (2,013)
  Deemed purchase
   and cancellation
   on March 30,
   2000 of ordinary
   shares which
   were exchanged
   for mandatorily
   redeemable B
   preferred shares
  (note 6b)           (556)     *     (3,000)                            (3,000)
  Accretion of
   mandatorily
   redeemable
   convertible A
   preferred shares
   to mandatory
   redemption value
   (note 6b)                                                  (8,894)   (8,894)
  Amortization of
   beneficial
   conversion
   feature of
   redeemable
   convertible
   preferred shares                   7,223                    (7,223)      -,-
  Employee stock
   options
   exercised
   and paid             2      *          1                                   1
  Conversion of
   mandatorily
   redeemable
   A and B
   preferred
   shares into
   ordinary shares
   (note 6b)        2,778      7     22,993                              23,000
  Issuance of share
   capital under an
   initial public
   offering, net of
   underwriters'
   discount and
   issuance costs
   of $ 4,561,000
   (note 6a(5))     3,450      8     29,930                              29,938
  Deferred
   compensation
   related to
   employee stock
   option grants -
   net                                  406       (406)                     -,-
  Amortization of
   deferred
   compensation
   related to
   employee stock
   option grants                                   227                      227
                   ------  ---      -------    -------       ---------  -------
BALANCE AT
 DECEMBER 31, 2000 20,566  $51      $61,233      $(453)      $(12,604)  $48,227
                   ======  ===      =======      =====       ========   =======
CHANGES DURING
 2001:
  Net loss                                                    (4,390)   (4,390)
  Employee stock
   options
   exercised
   and paid           88         1     32                                   33
  Write-off of
   deferred stock
   option grants as
   a result of
   forfeiting of
   options                           (187)         187                    -,-
  Amortization of
   deferred
   compensation
   related to
   employee stock
   option grants                                   121                      121
                   ------  ---      -------    -------       ---------  -------
BALANCE AT
 DECEMBER 31,2002  20,654  $52       $61,087   $(145)       $(16,994)    $43,991

                       * Represents an amount less than $1,000.

      The accompanying notes are an integral part of the financial statements.









                                        F-6

                                                              (Continued) - 1
                                    MIND C.T.I. LTD.
                           CONSOLIDATED STATEMENTS OF CASH FLOW


                                               Years Ended December 31,
                                           --------------------------------
                                               2001      2000      1999
                                              ------    ------    ------
                                            (In thousands of U.S. dollars)
                                           --------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                  $(4,390)   $3,748    $1,514
  Adjustments to reconcile net income to net
    cash provided by operating activities:
    Minority interest in losses of a subsidiary   (89)
   Depreciation and amortization                  805       379       196
    Deferred income taxes - net                   (4)      (485)      294
    Compensation expense resulting from
      options granted to employees               121        227        26
   Accrued severance pay - net                    83        229        89
    Capital loss (gain) on sale of property and
      equipment - net                             (2)         3         9
Write-off of an investment in a company           93
Loss (gain) from trading securities                2       (13)       (19)
   Interest accrued on short-term bank deposits             (3)       (29)
   Changes in operating asset and liability items:
      Proceeds from sale of trading securities   101         36        96
      Decrease (increase) in accounts receivable:
        Trade                                   2,675    (3,012)   (1,377)
        Other                                     514    (1,203)     (127)
      Increase (decrease) in accounts payable and
        Accruals:
        Trade                                    (470)      754        30
        Other                                  (1,415)    1,744       276
      Decrease (increase) in inventories           (6)       17        51
                                             --------   -------  -------
  Net cash provided by (used in) operating
       activities                               (1,982)    2,421     1,029
                                             --------   -------  -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment             (831)   (1,355)     (526)
  Purchase of product line , see note 3       (1,000)
  Investment in short-term bank deposits                           (1,410)
  Withdrawal of short-term bank deposits                    631       811
  Investment in a company                                  (93)
  Proceeds from sale of property and equipment    130        2        19
                                             --------   -------  -------
  Net cash used in investing activities        (1,701)     (815)   (1,106)
                                             --------   -------  -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Issuance of share capital                             29,938     2,313
  Issuance of mandatorily redeemable
    convertible A preferred shares                      11,106
  Employee stock options exercised and paid        33        1
  Issuance of shares to minority shareholders
    in a subsidiary                                         89
  Dividends paid                                        (2,013)     (393)
                                             --------   -------  -------
  Net cash provided by financing activities       33     39,121     1,920
                                             --------   -------  -------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS                                (3,650)     40,727     1,843
BALANCE OF CASH AND CASH
  EQUIVALENTS AT BEGINNING OF YEAR           43,373       2,646       803
                                             --------   -------   -------
BALANCE OF CASH AND CASH EQUIVALENTS
  AT END OF YEAR                             39,723   $ 43,373    $2,646
                                              =======   =======  =======


                                          F-7


                                                                (Concluded) - 2
                                      MIND C.T.I. LTD.
                           CONSOLIDATED STATEMENTS OF CASH FLOWS

                                               Years Ended December 31,
                                           --------------------------------
                                               2001      2000      1999
                                              ------    ------    ------
                                            (In thousands of U.S. dollars)
SUPPLEMENTAL DISCLOSURE OF CASH
  FLOW AND NON-CASH ACTIVITIES:
  Cash paid during the year for:
    Interest                                 $   -        $ -       $5
                                             ========   =======  =======
    Income tax                               $   125      $  894  $ 210
                                             ========   =======  =======
  Accretion of mandatorily redeemable
    convertible A preferred shares to
      mandatory redemption value                        $  8,894
                                                        ========
  Amortization of beneficial conversion feature
    of mandatorily redeemable convertible
      preferred shares                                  $  7,223
                                                        ========
  Conversion of mandatorily redeemable
    convertible preferred shares into
      ordinary shares                                   $ 23,000
                                                        ========

       The accompanying notes are an integral part of the financial statements.







































                                            F-8
                                   MIND C.T.I. LTD.
                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

     The significant accounting policies, applied on a consistent basis, are as follows:

     a. General:

        1) Nature of operations
           MIND C.T.I. Ltd. (the "Company") is an Israeli company, which together with its subsidiaries, develops, manufactures and markets billing and customer care software products for wireless, wire-line and next-generation carriers that provide voice, data and Internet Protocol("IP") services. The Company also provides a call management system used by enterprises for call accounting, traffic analysis and fraud detection.

           As to the acquisition of the VeraBill product-line in March 2001 see note 3.

           In the year ended December 31, 2001, 29% of total revenues are derived from two major customers, see note 10a.

           The Company has three wholly-owned subsidiaries in the United States, the Netherlands and Romania and a 80% owned subsidiary in Japan.

        2) Functional currency

           The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the U.S. dollar ("dollar" or "$"). Most of the Company's revenues are derived from sales outside of Israel which are denominated primarily in dollars. To the extent that the Company's revenues are derived in Israeli currency linked to the dollar, contract amounts are stated in dollars and paid in Israeli currency linked to the changes in the exchange rate of the dollar and Israeli currency. In addition, most marketing costs are incurred outside Israel, primarily in dollars. Thus, the functional currency of the Company and its subsidiaries is the dollar.

           Transactions and balances originally denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions and other items (detailed below) reflected in the statements of income, the following exchange rates are used: (i) for transactions: exchange rates at transaction dates or average rates and (ii) for other items (derived from non-monetary balance sheet items, such as depreciation, changes in inventories,
           etc.) - historical   exchange rates.  The resulting currency
           translation gains or losses are carried to financial income or expenses, as appropriate.

        3) Accounting principles

           The financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in the United States.

        4) Use of estimates in preparation of financial statements

           The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

                                           F-9
                                  MIND C.T.I. LTD.
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

     b. Principles of consolidation:

        1) The consolidated financial statements include the accounts of the Company and its subsidiaries.

        2) Intercompany balances and transactions are eliminated in consolidation.

     c. Cash equivalents

        The Company and its subsidiaries consider all highly liquid investments, which include short-term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

     d. Marketable securities

        These securities - participation certificates in mutual funds classified as "trading securities", are stated at redemption value, which represents their fair value. The changes in redemption value of the securities are carried to financial income or expenses.

     e. Inventories

        Inventories are valued at the lower of cost or market value. Cost is determined by the "first-in, first-out" method.

     f. Investment in a company

        The investment is stated at cost.

        During the year ended December 31, 2001, the Company wrote-off the entire investment.

     g. Property and equipment:

        1) These assets are stated at cost.

        2) The assets are depreciated by the straight-line method, on basis of their estimated useful life.

           Annual rates of depreciation are as follows:

                                                                    %
             Computers and electronic equipment                   15-33
                                                               (mainly 33)
             Office furniture and equipment                        6-7
             Vehicles                                              15

     Leasehold improvements are amortized by the straight-line method over the term of the lease, which is shorter than the estimated useful life of the improvements.














                                           F-10
                                      MIND C.T.I. LTD.
                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

     h. Other assets

Cost of acquisition of a product line are stated at cost and amortized by the straight-line method over a period of five years (see note 3).

     i. Impairment of long-lived assets

        The Company's accounting policy requires that long-lived assets, identifiable intangibles and goodwill related to those assets to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If indicators of impairment are present, the existence of impairment is identified by comparing the carrying amount of the potentially impaired asset to the undiscounted cash flows from use and eventual disposition of that asset. If the carrying amount of the asset being evaluated is greater than the undiscounted cash flows from use and eventual disposition of that asset, then impairment is measured based on the excess, if any, of the carrying amount over the fair value of that asset. In the reported years, no impairment loss has been recognized.

     j. Income taxes:

        1) Deferred income taxes are computed for temporary differences between the assets and liabilities as measured in the financial statements and for tax purposes, at the tax rates expected to be in effect when these differences reverse.

        2) The Company may incur additional tax liability in the event of intercompany dividend distribution; however, no additional tax has been provided for since it is the Company's policy not to cause, in the foreseeable future, distribution of dividends which would result in additional tax liability.

        3) Taxes which would apply in the event of disposal of investments in non-Israeli subsidiaries have not been taken into account in computing the deferred taxes, as it is the Company's policy to hold these investments, and not to realize them.

        4) Upon the distribution of dividends from the tax-exempt income of approved enterprises (see also note 7a), the amount distributed will be subject to tax at the rate that would have been applicable had the Company not been exempted from the payment thereof. . No deferred income taxes will be provided in respect of such tax-exempt income, since the Company intends to permanently reinvest the amounts of tax-exempt income.


     k. Revenue recognition:

     The Company applies the provisions of Statement of Position 97-2 of the American Institute of Certified Public Accounts ("SOP 97-2"), "Software Revenue Recognition", as follows:

        1) Sales of licenses

           Revenue from sale of products is recognized when delivery has occurred, persuasive evidence of an agreement exists, the sales price is fixed or determinable and collectability is probable. Customization of the product, if any, is performed before delivery occurs.





                                           F-11
                                   MIND C.T.I. LTD.
                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

           In cases where the Company installs the product, the revenue recognition is deferred until the installation is completed.

           The Company does not grant a right of return of products sold to customers, distributors and resellers.

           The Company renders maintenance and support services to its customers, mainly for a period of one year from delivery. When revenue on sale of the products is recognized, the Company defers a portion of the sales price (which is presented in the balance sheet as deferred revenues among "accounts payable and accruals - other") and recognizes it as maintenance and support service revenue ratably over the above period. The portion of the sales price that is deferred is determined based on the fair value of the service as priced in transactions in which the Company renders solely maintenance and support services.

        2) Services

           The services the Company provides consist of maintenance, support and project management.

           Project management consists of advice to the Company's customers regarding the development of billing and customer care software over their IP networks.

           Service revenues are priced on a fixed price basis and are recognized ratably over the service period or as services are performed. See also (1) above.

     l. Research and development

        Pursuant to Statement of Financial Accounting Standards ("FAS") No. 86, of the Financial Accounting Standards Board of the United States ("FASB", "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed", research and development costs related to software products are expensed as incurred until the
         "technological feasibility" of the product has been established. Because of the relatively short time period between "technological feasibility" and product release, and the insignificant amount of costs incurred during such period, no software development costs have been capitalized.

        Royalty-bearing grants received from government departments for development of approved projects is recognized as a reduction of expenses as the related cost is incurred, since at the time the grants were received, successful development of the related projects was not assured.

     m. Allowance for doubtful accounts

        The allowance is determined for specific debts doubtful of collection.














                                           F-12
                                MIND C.T.I. LTD.
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

     n.     Stock based compensation

           The Company accounts for employee stock based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations. Under APB 25, compensation cost for employee stock option plans is measured using the intrinsic value based method of accounting. In accordance with FAS No. 123, "Accounting for Stock Based Compensation", the Company discloses pro forma data assuming the Company had accounted for employee stock options grants using the fair value based method defined in FAS 123.

           Accordingly, the difference, if any, between the fair value of the shares on the date of the grant of the options, and the exercise price of such options, is recorded as a compensation expense over the vesting period.

     o.    Advertising expenses

           These expenses are charged to income as incurred. Advertising expenses totaled $ 159,000, $ 533,000 and $ 215,000 in the years ended December 31, 2001, 2000 and 1999, respectively.

     p.    Comprehensive income

           The Company has no comprehensive income components other than net income.

     q.     Recently issued accounting pronouncements:

     1)     FAS 141 and FAS 142

            In June 2001, the FASB issued FAS No. 141, "Business Combinations", and FAS No. 142, "Goodwill and Other Intangible Assets".

            FAS 141 eliminates the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001 and further clarifies the criteria to recognize intangible assets separately from goodwill for business combinations completed after June 30, 2001. FAS 142 primarily addresses financial accounting and reporting for goodwill and other intangible assets. The provisions of FAS 142 are effective at the beginning of fiscal year 2002.

     2)     FAS 144

            In August 2001, the FASB issued FAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which supersedes FAS 121 and is effective for fiscal periods beginning after December 15, 2001 (January 1, 2002 for the Company) and interim periods within those years. FAS 144 establishes an accounting model for impairment or disposal of long-lived assets to be disposed of by sale.

     3) The Company does not expect the adoption of the abovementioned standards to have a material effect on its consolidated financial statements.











                                     F-13
                              MIND C.T.I. LTD.
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - PROPERTY AND EQUIPMENT:

     a. Composition of assets, grouped by major classification, is as follows:

                                                             Accumulated
                                                             depreciation
                                            Cost           and amortization
                                     -------------------  ------------------
                                         December 31,         December 31,
                                     -------------------  ------------------
                                        2001      2000      2001     2000
                                     --------  --------  --------  --------
                                       (In thousands of   (In thousands of
                                         U.S. dollars)      U.S. dollars)
                                     -------------------  ------------------
        Computers and electronic
          equipment                       $ 1,887  $ 1,254   $  904    $  443
        Office furniture and equipment        446      377      123        84
        Vehicles                            1,011    1,103      341       265
        Leasehold improvements                 19                 5
                                         -------- -------- --------  --------
                                         $  3,363    2,734  $ 1,373    $  792
                                         ======== ======== ========  ========

     b. Depreciation expenses totaled $ 655,000, $ 379,000 and $ 196,000 in the years ended December 31, 2001, 2000 and 1999, respectively.


NOTE 3 - OTHER ASSETS:

      a)  Composed as follows:

                                                               December 31,
                                                             ----------------
                                                              2001      2000
                                                             ------    ------
                                                            (In thousands of
                                                              U.S. dollars)
                                                             ----------------

        Amounts funded with severance pay funds
          and by insurance policies in respect of employee
          severance pay, see note 4                          276     $ 363
        Deferred income taxes, see note 7e                     7         5
        VeraBill product line, net of accumulated
          amortization of $150,000, see b. below             850
                                                           -------   -------
                                                           $1,113     $ 368
                                                            =======   =======



     b) In March, 2001, the Company acquired from Veramark Technologies Inc.,all of the rights for the VeraBill product line, for 1 million dollars in cash. VeraBill is a mediation, provisioning and billing solution for wireline and wireless mid-size carriers. The acquisition provides the Company with complementary technology for mediation and provisioning for traditional wireline and wireless switches and an existing customer base.

          The Company estimates the goodwill component, if exists, to be immaterial and therefore, in view of the inter-related nature of the acquired assets (technology and customer base) and their similar useful life, it amortizes these assets over the same period of five years.



                                    F-14
                                  MIND C.T.I. LTD.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 - SEVERANCE PAY:

     a. Israeli law generally requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The severance pay liability of the Company to its Israeli employees, based upon the number of years of service and the latest monthly salary, is partly covered by regular deposits with severance pay funds and pension funds, and by purchase of insurance policies; under labor agreements, the deposits with recognized pension funds and the insurance policies, as above, are in the employees' names and are, subject to certain limitations, the property of the employees.

        The severance pay liabilities covered by the pension funds are not reflected in the balance sheets as the severance pay risks have been irrevocably transferred to the pension funds.

        The amounts accrued and the portion funded by the insurance policies are reflected in the financial statements as follows:


                                                         December 31,
                                                        2001     2000
                                                      --------  --------
                                                       (In thousands of
                                                          U.S. dollars)
                                                      ------------------
                Accrued severance pay                 $  772     $  776
                Less - amounts funded (presented in
                  "other assets")                       (276)      (376)
                                                     -------     -------
                Unfunded balance                      $  496      $ 413
                                       =======     =======


        The amounts of accrued severance pay as above cover the Company's severance pay liability in accordance with labor agreements in force and based on salary components which, in management's opinion, create entitlement to severance pay. . The Company records the obligation as it was payable at each balance sheet date on an undiscounted basis.

        The Company may only make withdrawals from the funds for the purpose of Paying severance pay.

     b. The severance pay expenses were $ 448,000, $ 491,000 and $201,000 in the years ended December 31, 2001, 2000 and 1999 respectively.

     c. The earnings on the amounts funded were $ 14,000, $ 22,000 and $16,000 in the years ended December 31, 2001, 2000 and 1999 respectively.


NOTE 5 - LEASE COMMITMENTS:

     a. Leasing of premises

        The premises occupied by the Company and its subsidiaries are rented under various operating lease agreements. The lease agreements for the premises expire on various dates between 2002 and 2006.

        In 2000, the Company entered into operating lease agreements for use of motor vehicles.








                                    F-15
                                 MIND C.T.I. LTD.
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 - LEASE COMMITMENTS (continued)

        Future minimum lease commitments of the Company and its subsidiaries under the above leases, at exchange rates in effect on December 31, 2001, are as follows:

                                                         (In thousands of
                                                           U.S. dollars)
                                                       ---------------------
                 Years ending December 31:
                   2002                                             658
                   2003                                             413
                   2004                                             406
                   2005                                             159
                   2006                                              27
                                                                 ------
                                                                 $1,663
                                                                 ======

        The rental payments for the premises in Israel, which constitute most of the above amounts, are payable in Israeli currency linked to the Israeli consumer price index (the "Israeli CPI").

        Rental expense totaled $ 662,000, $ 446,000 and $201,000 in the years ended December 31, 2001, 2000 and 1999, respectively.

NOTE 6 - SHAREHOLDERS' EQUITY:

     a.  Share capital:

        1) The Company's ordinary shares are traded in the United States on the Nasdaq National Market, under the symbol MNDO, see (5) below.

        2) On April 30, 2000, the shareholders of the Company resolved to increase the authorized share capital to 88,000,000 shares of NIS
           0.01 par value (85,222,220 ordinary shares, 2,222,220 mandatorily redeemable convertible A preferred shares and 555,560 mandatorily redeemable convertible B preferred shares).

           As a result of the conversion of the mandatorily redeemable convertible shares to ordinary shares on August 2000, the Company's authorized share capital is composed of 88,000,000 ordinary shares.

           On April 30, 2000, the Board of Directors of the Company resolved to allot a stock dividend (bonus shares) at the rate of 19 ordinary shares for each ordinary share. All per ordinary share amounts and ordinary shares outstanding in these financial statements have been adjusted to give retroactive effect to the stock dividend.




















                                  F-16
                              MIND C.T.I. LTD.
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - SHAREHOLDERS' EQUITY (continued):

        3) Each ordinary share of NIS 0.01 par value confers upon its holder the right to receive cash dividends and stock dividends, the right to a share in the Company's assets upon liquidation, based on paid up par value, not taking into account any premium, and the right to vote at shareholders' meetings.

        4) Under an agreement entered into in August 1997, the Company issued 1,856,000 ordinary shares of NIS 0.01 par value to an investor, in consideration of $ 1,044,000 ($ 0.56 per share), net of issuance costs of $ 14,000. In addition, the Company granted the investor a warrant to increase its holdings up to 30% of the Company's shares at a price of $ 0.88 per share.

           In January 1999, the investor exercised the warrant and the Company issued thereto 2,646,000 additional ordinary shares of NIS 0.01 par value, in consideration of $ 2,313,000, net of issuance costs of $ 23,000.

        5) Initial public offering

           On August 8, 2000, 3,000,000 ordinary shares of NIS 0.01 par value were offered by the Company in an initial public offering ("IPO") at a price of $ 10 per share (before underwriting discount and offering costs). An additional 450,000 ordinary shares of NIS 0.01 par value were purchased by the underwriters in September 2000, pursuant to an over allotment option which was fully exercised at the same price per share. The proceeds to the Company, $ 29.9 million, are net of 7% underwriting discount and offering costs of $ 2.1 million.

           Upon the closing of the IPO, all the mandatorily redeemable convertible A and B preferred shares were automatically converted into ordinary shares of NIS 0.01 par value (see b. below).

     b  Mandatorily redeemable convertible A and B shares:

         1) On March 30, 2000, the Company issued mandatorily redeemable convertible preferred shares, composed as follows:

                                                                  Original
                                                    Issued and     gross
                                                    outstanding   proceeds
                                                  -------------  -------------
                                                   (Number of   (U.S. dollars
                                                    shares in        in
                                                    thousands)    thousands)
                                                  -------------  -------------
           A preferred shares of NIS 0.01 par value    111,111     $ 12,000
           B preferred shares of NIS 0.01 par value     27,778     $  3,000
                                                     ---------     --------
                                                       138,889     $ 15,000
                                                     =========     ========

           The A preferred shares were issued under an investment agreement among new investors, the Company and principal shareholders, dated March 30, 2000, for consideration of $12 million.











                                     F-17
                                  MIND C.T.I. LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - SHAREHOLDERS' EQUITY (continued):

           Issuance costs of $ 894,000 were charged against the recorded amount of the A preferred shares before any accretion.

           The B preferred shares were issued on March 30, 2000 in exchange for ordinary shares held by one of the Company's principal shareholders. Concurrent with the exchange, this principal shareholder sold the B preferred shares to an investor group which was the same as the investors in the A preferred shares. The Company received no cash as a result of this sale.

        2) The A and B preferred shares conferred upon their holders the same rights as the ordinary shares (see a(3) above), as well as conversion rights, redemption rights and a preference in liquidation as stipulated in the Articles of Association of the Company and a mechanism of anti-dilution in the event of issuance of shares at a price per share lower than the price paid by the holders of the preferred shares.

           The A and B preferred shares were convertible into ordinary shares, at the holder's option, at any time after 12 months from the date of issuance. The A and B preferred shares were to be automatically converted into ordinary shares upon the occurrence of a liquidity event, including an IPO (see also below). In this case, the conversion ratio of the B preferred shares was to be one to twenty and the number of ordinary shares into which the B preferred shares were to be converted was 555,560 ordinary shares. The conversion ratio of the A preferred shares was to be between one to sixteen and one to twenty, depending on the IPO price per ordinary share.

           Under the Articles of Association of the Company, in the event of a liquidity event as defined below, the holders of the A and B preferred shares were to receive an amount in cash, before the holders of the ordinary shares receive any distribution, equal to the greater of (a) the sum of $108 per preferred share plus an amount equivalent to a dividend of 4.5% compounded annually since March 30, 2000, or (b) an amount such preferred holder would have received had the preferred shares been converted into ordinary shares immediately prior to the liquidity event. These rights expired upon the conversion of the A and B preferred shares into ordinary shares, which automatically occurred upon the IPO, see a(5) above.

        3) In connection with the issuance of the A and B preferred shares, an amount of $ 7,223,000, representing the beneficial conversion feature, was amortized against retained earnings (accumulated deficit) over a period commencing upon issuance (March 30, 2000) and ending on the date of the IPO. The amount of $ 7,223,000 was calculated as the difference between the per share conversion price and the deemed fair value of an ordinary share at the issuance date multiplied by the applicable number of equivalent ordinary shares.
















                                    F-18
                               MIND C.T.I. LTD.
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - SHAREHOLDERS' EQUITY (continued):

        4) The Company, its existing shareholders at March 30, 2000 and the investors in the A and B preferred shares entered into a redemption agreement on March 30, 2000, concurrently with the purchase of the A and B preferred shares. The redemption agreement provided that, if a liquidity event as described in (2) above would not occur by March 30, 2005, the holders of the A and B preferred shares would be entitled to cause a sale of the Company or redemption of the A and B preferred shares at an amount equal to the higher of (a) fair market value of the preferred shares (as determined by appraisal, if requested), or (b) the amount as determined in the case of a liquidity event as described above. However, any amount paid in redemption of the B preferred shares would have been payable only to the extent of profits of the Company earned since the date of issuance (March 30, 2000). As a result of the IPO, these rights have expired.

           Accordingly, the A preferred shares were classified outside of permanent shareholders' equity prior to their conversion into ordinary shares at their expected mandatory redemption value of $ 20 million. In addition, as a result of the forgoing, an amount of $ 8,894,000 accrued in 2000, was charged to accumulated deficit. This amount reflects the difference between the redemption value of the A preferred shares and the net proceeds received by the Company for the issuance of those shares. The B preferred shares were also classified outside of permanent shareholders' equity at their estimated fair value of $ 3,000,000 at March 30, 2000, with a similar amount recorded as a reduction of additional paid-in capital representing the deemed purchase and cancellation of the ordinary shares which were exchanged for the B preferred shares. The carrying amount of the B preferred shares would have been increased by a charge to retained earnings (accumulated deficit) in the future, to the extent that the Company had net income, up to the redemption amounts as determined in the preceding paragraph.

c.     Option plans:

      1) In December 1995, an employee was granted an option to purchase 50,000 ordinary shares of NIS 0.01 par value for $ 7,500 ($ 0.15 per share). This option was exercised in the year ended December 31, 2001.


      2) In December 1998, the Board of Directors approved an employee stock option plan, which was amended in 2000 (the "1998 Plan"). Under the 1998 Plan, options for up to 2,308,000 ordinary shares of NIS 0.01 par value are to be granted to employees.

          Immediately upon issuance, the ordinary shares issuable upon the exercise of the options will confer on holders the same rights as the other ordinary shares.

          The 2000 amendment changed the number of options that can be granted under the 1998 Plan and enabled the Company to grant options to employees of the Company's subsidiaries.

          The Board of Directors determines the exercise price and the vesting period of the options granted.

          The options vest over three to five years.







                                      F-19
                              MIND C.T.I. LTD.
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - SHAREHOLDERS' EQUITY (continued):

         Generally, options not exercised will expire approximately 7 years after they are granted.

         The 1998 Plan, in respect of Israeli employees, is subject to the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. Inter alia, the Ordinance provides that the Company will be allowed to claim, as an expense for tax purposes, the amounts credited to the employees as a benefit upon sale of shares allotted under the plan at a price exceeding the exercise price, when the related capital gains tax is payable by the employee. The Company has not recorded a tax benefit because it anticipates that the tax benefit will be nominal, as most of its income during the period the options may be exercised will be tax exempt (see Note 7a).

         The following is a summary of the status of the 1998 Plan as of December 31, 2001, 2000 and 1999, and changes during the years ended on those dates:

                                        Years Ended December 31,
                          ----------------------------------------------------
                                 .2001              2000              1999
                          ----------------  ----------------  ----------------
                                  Weighted          Weighted          Weighted
                                  Average           Average           Average
                                  Exercise          Exercise          Exercise
                          Number   Price    Number   Price    Number   Price
                          -------  -------  -------  -------  -------  -------
Options outstanding at
  beginning of year       738,220   $ 4.36  413,220  $ 1.16  221,220   $ 0.57
Changes during year:
  Granted *             2,206,300     3.28  518,000    6.68  207,000     1.77
  Exercised               (38,000)    0.64   (2,000)   0.57
  Forfeited              (887,200)    3.89 (191,000)   3.77  (15,000)    0.98
                          -------  -------  -------  -------  -------  -------
Options outstanding at
  end of year           2,019,320   $ 3.45   738,220  $ 4.36  413,220   $ 1.16
                          =======  =======  =======  =======  =======  =======
Options exercisable at
  end of year             297,820   $1.50    237,000  $ 1.58   53,000   $ 0.57
                          =======  =======  =======  =======  =======  =======
Weighted average fair
  value of options
  granted during the
  year**                  $ 3.28            $ 4.20            $ 1.99
                          =======           =======           =======

*    Composed as follows:

                           Years Ended December 31,
           ---------------------------------------------------------------------
                  2001                       2000              1999
           ----------------  ----------------  ---------------------------------
                Weighted   Weighted     Weighted  Weighted  Weighted   Weighted
                average    average      average   average    average   average
                exercise   fair         exercise   fair      exercise   fair
            No.   price     value   No.  price     value  No.  price    value
            ---  -------  ------  -----  ------   ------  --  -----  -------
Options
granted
during the
year at the
following
exercise
prices

Below market
value                             316,200  $4.93  $7.94  189,000  $1.51  $1.54
At market
value    2,206,300  $3.28  $3.28  201,800  $8.74  $8.74
Above
market
value                                                   18,000  $5.40    $  5

                                    F-20

                            MIND C.T.I. LTD.
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 6 - SHAREHOLDERS' EQUITY (continued):

        ** The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:


                                           Years Ended December 31,
                                       --------------------------------
                                          2001      2000      1999
                                        ------    ------    ------
      Dividend yield                        0%        0%        0%
                                         ====      ====      ====
      Expected volatility                 121%       53%       53%
                                         ====      ====      ====
      Risk-free interest rate               5%        5%        5%
                                         ====      ====      ====
      Expected average lives - in years     2         2         2
                                         ====      ====      ====

     3) The following table summarizes information about options outstanding and exercisable at December 31, 2001:

        Options outstanding                         Options exercisable
-------------------------------------------  -----------------------------------
                         Weighted                            Weighted
          Number         average    Weighted    Number        average   Weighted
Range of outstanding at  remaining  average   exercisable at remaining average
Exercise December 31,   contractual exercise  December 31,  contractual exercise
 prices    2001           life       price       2001          life      price
--------- ------------ -----------  --------- --------------  --------- --------
                          Years                                 Years
                          -----                                 -----
$0.57-1.20      2,000      4        $ 0.57      183,200          4      $ 0.57
$1.25-2.50  1,037,100      4        $ 1.88       62,000          4      $ 1.25
$2.55-5.40   183,600       4        $ 5.04       52,600          4      $ 5.05
$5.50-10.00  796,620       4        $ 8.11
             --------                           --------
            2,019,320      4        $ 3.70      297,820          4      $ 1.55
             ========                           ========


            4) In the years ended December 31, 2000 and 1999, the Company recorded $ 406,000 and $ 300,000, respectively, of deferred stock compensation for the excess of the deemed fair value of the ordinary shares over the exercise price at the date of grant of options to employees. In the year ended December 31, 2001 no deferred compensation was recorded. The deferred stock compensation is amortized over the vesting period of the options using the straight-line method. The compensation expense that has been charged against income in the years ended December 31, 2001, 2000 and 1999 is $121,000, $227,000 and $26,000, respectively.

               In the year ended December 31, 2001 due to the forfeiting of certain options, the Company wrote-off $ 187,000 of deferred stock compensation, which was recorded in previous years.













                                           F-21
                            MIND C.T.I. LTD.
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - SHAREHOLDERS' EQUITY (continued):

               Had compensation cost for the 1998 Plan been determined based on the fair value at the grant dates for awards granted under the 1998 Plan, consistent with the method of FAS 123, the Company's net income (loss) applicable to ordinary shares and earnings
               (loss) per share would have been reduced to the pro forma amounts indicated below:

                                 Years Ended December 31,
                  ------------------------------------------------------------
                      2001                2000            1999
                  --------------  ----------------------  --------------------
                        As        Pro        As      Pro    As        Pro
                     reported    forma    reported  forma  reported  forma
                  --------------  ----------------------  --------------------
Net income (loss)
  applicable
  to ordinary
  shares -
  in thousands
  of U.S. dollars   $( 4,390)   (5,422)   (12,369)  $(13,142)  $1,514  $1,424
                    =========  =========   =======   =======   ======  ======
Earnings (loss)
  per share -
  in U.S. dollars -
  basic and diluted  $(0.21)    $(0.26)  $ (0.73)  $ (0.78)  $0.10    $0.10
                    =========  =========  ======    ======   ====    =====

     e. Dividends

        In the event cash dividends are declared by the Company, such dividends will be paid in Israeli currency. Under current Israeli regulations, any cash dividend paid in Israeli currency in respect of ordinary shares purchased by non-residents of Israel with non-Israeli currency may be freely repatriated in such non-Israeli currency, at the rate of exchange prevailing at the time of conversion. As of December 31,2001, the Company has accumulated deficit. See also note 7a.

NOTE 7 - TAXES ON INCOME:

     a. Tax benefits under the Law for the Encouragement of Capital Investments, 1959

        The Company's production facilities have been granted "approved enterprise" status under the above law. Income derived from the approved enterprise is tax exempt for a period of ten years commencing in the first year in which the Company earns taxable income from the approved enterprise, since the Company has elected the "alternative benefits" scheme (involving waiver of investment grants).

        The Company has currently two approved enterprises. The period of tax benefits of the first approved enterprise, which commenced operations in 1995, will expire in 2004. The period of benefits of the second approved enterprise has not yet commenced.

        In the event of distribution of cash dividends from income that was tax exempt as above, the Company would have to pay the 25% tax in respect of the amount distributed.

        Through March 31, 2000, the Company distributed as dividends the entire retained earnings derived from tax exempt income. Therefore, the Company recorded deferred and current taxes at the rate of 25% in respect of the amounts distributed. Most of such dividends were declared in March 2000. From April 1, 2000, the Company does not intend to distribute dividends to its shareholders in the foreseeable future.



                                      F-22
                                   MIND C.T.I. LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - TAXES ON INCOME (continued):

        The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the above law, regulations published thereunder and the certificate of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli CPI and interest.

     b. Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (the "Inflationary Adjustments Law")

        Under the Inflationary Adjustments Law, results for tax purposes are measured in real terms, in accordance with the changes in the Israeli CPI. The Company is taxed under this law. As explained in note 1a(2), the financial statements are measured in dollars. The difference between the changes in the Israeli CPI and in the exchange rate of the dollar relative to Israeli currency - both on annual and cumulative bases - causes a difference between taxable income and income reflected in these financial statements.

     c. Tax benefits under the Law for the Encouragement of Industry (Taxes),
        1969

        The Company is an "industrial company" as defined by this law and as such is entitled to certain tax benefits, consisting mainly of accelerated depreciation as prescribed by regulations published under the Inflationary Adjustments Law, and amortization of patents and certain other intangible property rights.

     d. Other applicable tax rates:

        1) Income from other sources in Israel

           Income not eligible for approved enterprise benefits is taxed at the regular corporate tax rate of 36%.

        2) Income of non-Israeli subsidiaries

           Non-Israeli subsidiaries are taxed according to tax laws in their countries of residence.

     e. Deferred income taxes:
                                                      December 31,
                                                    ----------------
                                                     2001      2000
                                                    ------    ------
                                                   (In thousands of
                                                     U.S. dollars)
                                                    ----------------
        1) Provided in respect of the following:
             Accrued vacation pay                    $ -       $ 1
             Accrued severance pay                     2         1
             Research and development expenses        14        10
             Carryforward tax losses                  19
                                                   -----     -----
                                                      35        12
             Less - valuation allowance               19
                                                   -----     -----
                                                    $ 16      $ 12
                                                   =====     =====




                                F-23
                            MIND C.T.I. LTD.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - TAXES ON INCOME (continued):

                                                      December 31,
                                                    ----------------
                                                     2001      2000
                                                    ------    ------
                                                   (In thousands of
                                                     U.S. dollars)
                                                    ----------------
        2) The deferred taxes are presented
             in the balance sheets as follows:
             Among current assets (liabilities)      $   9    $ 7
             As non-current assets                       7      5
                                                    ------   ------
                                                     $ *16   $  12
                                                    ======   ======

           * Realization of this deferred tax balance is conditional upon earning, in the coming years, taxable income in an appropriate amount. The amount of the deferred tax asset, however, could be reduced in the near term if estimates of future taxable income are reduced.


     f. Taxes on income included in the income statements:

        1) As follows:
                                             Years Ended December 31,
                                         --------------------------------
                                             2001      2000      1999
                                            ------    ------    ------
                                          (In thousands of U.S. dollars)
                                         --------------------------------
             Current:
               Israeli *                   $  -      $ 691     $ 153
               Non-Israeli                    11        39
                                           -------   -------   ------
                                              11       730        153
             Deferred, see e. above           (4)     (485)       294
                                           -------   -------   ------
                                            $  7     $ 245     $ 447
                                          =======   =======   =======
            See a. above

























                                   F-24
                           MIND C.T.I. LTD.
         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 7 - TAXES ON INCOME (continued):

        2) Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see d. above), and the actual tax expense:

                                            Years Ended December 31,
                                 ---------------------------------------------
                                      2001         2000            1999
                                 --------------  --------------  -------------
                                    (In thousands of U.S. dollars)
                                 ---------------------------------------------

Income before taxes on income,
  as reported in the
  statements of income*
                                 $ (4,472)  100%   3,993   100%  $ 1,961   100%
                                 =======  ====   =======  ====   ======  ====
Theoretical tax expense          $ (1,610)   36%   1,438    36%  $   706    36%
L e s s - tax benefits
  arising from approved
  enterprise status,
  see a. above
                                   1,565    (35)  (1,397)  (35)     (216)  (11)
                                 -------  ----   -------  ----   ------  ----
                                     (45)      1      41     1       490    25
Increase (decrease) in
  taxes resulting from
  permanent differences:
  Income taxed at special rates                      157     4
  Disallowable deductions              8       -      10     -        33     2
  Differences between the basis
    of measurement of income
    reported for tax purposes,
    and the basis of measurement
    of income for financial
    reporting purposes - net,
    see b. above                       38     1       1      -       (57)   (3)
  Increase in taxes in respect of
    tax losses incurred in the
    reported year for which
    deferred taxes were not created    19    -
  Other                               (13)   -       36     1       (19)   (1)
                                 -------  ----   -------  ----   ------  ----
Taxes on income                    $    7    -%     245     6%  $   447    23%
                                 =======  ====   =======  ====   ======  ====
* As follows:
     Taxable in Israel           $(4,482)         $ 3,985        $ 1,951
     Taxable outside Israel           10                8             10
                                 -------         -------         ------
                                 $(4,472)         $ 3,993         $ 1,961
                                 =======         =======         ======















                                       F-25
                             MIND C.T.I. LTD.
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - TAXES ON INCOME (continued):


     g. Tax assessments

        The Company has received final assessments from the tax authorities, following their audit, through the year ended December 31, 1998. The subsidiaries have not been assessed since incorporation. Any resulting taxes are recorded in the period the assessments are received.

NOTE 8 - MONETARY BALANCES IN NON-DOLLAR CURRENCIES:

                                                     December 31, 2001
                                              --------------------------------
                                                Israeli currency      Other
                                               ------------------   non-dollar
                                               Linked*   Unlinked   currencies
                                               -------   --------   ----------
                                                (In thousands of U.S. dollars)
                                               -------------------------------
     Assets - current:
       Cash and cash equivalents                 $  -     $   164     $   209
       Accounts receivable:
         Trade                                              1,126         577
         Other                                    566         382
                                                -----     -------     -------
                                                 $566     $ 1,672     $   786
                                                =====     =======     =======
     Current liabilities -
       accounts payable and accruals:
       Trade                                              $   271     $     3
       Other                                                1,486
                                                           -------     -------
                                                          $ 1,757     $     3
                                                           =======     =======
                         *  To the Israeli CPI.
































                                    F-26
                             MIND C.T.I. LTD.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - SUPPLEMENTARY BALANCE SHEET INFORMATION:

         a.     Cash and cash equivalents

                The balance as of December 31, 2001 and 2000 includes $ 38.0 million and $ 40.1 million, respectively, of highly liquid bank deposits. The deposits are denominated in dollars and bear annual interest of 2.12% as of December 31, 2001.

                                                               December 31,
                                                             ----------------
                                                              2001      2000
                                                             ------    ------
                                                            (In thousands of
                                                              U.S. dollars)
                                                             ----------------

     b.   Marketable securities
            Including unrealized gain                                  $  13
                                                                      =======

     c. Accounts receivable:
        1) Trade:
             Open accounts                                  $ 3,614   $ 6,439
             Less - allowance for doubtful accounts            (700)      850)
                                                            -------   -------
                                                            $ 2,914   $ 5,589
                                                            =======   =======

        2) Other:
             Government of Israel                             $ 566     $ 344
             Prepaid expenses                                   256       613
             Employees                                           57
             Deferred income taxes, see note 7e                   9         7
             Related parties                                     59        29
             Sundry                                               1       477
                                                            -------   -------
                                                            $ 948       1,460
                                                            =======   =======

     d   Accounts payable and accruals - other:
          Payroll and related expenses                          506       879
          Accrued vacation pay                                   57       125
          Deferred revenues, see note 1k                        826     1,204
          Accrued expenses in respect of the IPO                          471
          Advances from customersnce                                      135
          Related parties                                        59
          Accrued expenses and sundry                            38        87
                                                            -------   -------
                                                            $ 1,486   $ 2,901
                                                            =======   =======

















                                           F-27
                          MIND C.T.I. LTD.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - SUPPLEMENTARY BALANCE SHEET INFORMATION (continued):

     e Concentration of credit risks

        Most of the Company's cash, cash equivalents and marketable securities at December 31, 2001 and 2000 were deposited with Israeli and U.S. banks. The Company is of the opinion that the credit risk in respect of those balances is remote.

        Most of the Company's revenue has historically been from a large number of customers. Consequently, the exposure to credit risks relating to trade receivables is limited. The Company performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts.

     f Fair value of financial instruments

        The fair value of the financial instruments included in the working capital of the Company and its subsidiaries is identical or close to their carrying value.


NOTE 10 - SELECTED INCOME STATEMENT DATA:

      a.     Revenues:

      1) The Company has two product lines: (i) product line "A" - billing and customer care solutions for service providers; and (ii) product line "B" - software product to enterprises - a call management system used by organizations for call accounting, traffic analysis and fraud detection. The VeraBill product (see note 3b) is included in product line "A".

           Following are data regarding revenues classified by product lines:

                                             Years Ended December 31,
                                         --------------------------------
                                             2001      2000      1999
                                            ------    ------    ------
                                          (In thousands of U.S. dollars)
                                         --------------------------------
             Product line "A"              $ 7,859  $ 12,178    $3,529
             Product line "B"                2,610     3,435     4,667
                                           -------    ------    ------
                                           $10,469  $ 15,613    $8,196
                                           =======    ======    ======

        2) Following are data regarding geographical revenues classified by geographical location of the customers:

                                              Years Ended December 31,
                                          --------------------------------
                                              2001      2000      1999
                                             ------    ------    ------
                                           (In thousands of U.S. dollars)
                                          --------------------------------
       United States, Latin America
         and Canada                        $2,520    $5,777    $2,068
       Asia Pacific and other               3,693     3,435       894
       Europe (1999 mainly Germany)         3,176     4,840     3,385
       Israel                               1,080,    1,561     1,849
                                          -------    ------    ------
                                           10,469    15,613    $8,196
                                           =======    ======    ======

       Most of the Company's assets are located in Israel.


                                    F-28
                           MIND C.T.I. LTD.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - SELECTED INCOME STATEMENT DATA (continued):

          3) Revenues from principal customers - revenues from single customers each of which exceeds 10% of total revenues in the relevant year:

                                              Years Ended December 31,
                                          --------------------------------
                                              2001      2000      1999
                                             ------    ------    ------
                                           (In thousands of U.S. dollars)
                                          --------------------------------
           Customer A                       $1,826      $836       $709
                                           =======    ======    ======
           Customer B                       $1,180      $861
                                           =======    ======
           Customer C                                            $1,574
                                                                 ======

     b.     Cost of revenues

            Cost of revenues for the year ended December 31, 1999, includes
            $ 161,000 - royalties paid in respect of participation in research and development, see c. below.

c.     Research and development expenses - net:
                                             Years Ended December 31,
                                         --------------------------------
                                             2001      2000      1999
                                            ------    ------    ------
                                          (In thousands of U.S. dollars)
                                         --------------------------------
        Expenses incurred:
          Payroll and related expenses     $ 3,276   $ 2,920   $ 1,702
          Depreciation and amortization        335       174        96
          Non-cash compensation                 58        52         9
          Other                                754       649       148
                                           -------   -------   -------
                                            $4,423   $ 3,795   $ 1,955
        Less - royalty bearing
          participations from the
          Government of Israel*                                   (28)
                                           -------   -------   -------
                                            $4,423   $ 3,795   $ 1,927
                                            ======   =======   =======

      * The Company was committed to pay royalties to the Israeli Government on proceeds from sales of products in the research and development of which the Government participated by way of grants. Under the terms of Company's funding from the Israeli Government, royalties of 4% were payable on sales of products developed from a project so funded, up to 100% of the amount of the grant received by the Company. Through December 31, 2000, the Company paid the entire amount of royalties in respect of such participations.

        d.     General and administrative expenses:

                                            Years Ended December 31,
                                         --------------------------------
                                             2001      2000      1999
                                            ------    ------    ------
                                          (In thousands of U.S. dollars)
                                         --------------------------------
     The changes in allowance for
        doubtful accounts are composed
        as follows:
             Balance at beginning of year        $ 850      $230       $48
             Increase during the year            1,053       773       285
             Bad debt written off               (1,203)     (153)      (103)
                                                ------     ------    ------
             Balance at end of year              $ 700     $ 850      $ 230
                                                 ======   =======   =======




































































                                 F-29
                        MIND C.T.I. LTD.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - SELECTED INCOME STATEMENT DATA (continued):

     e. Financial and other income - net:

                                              Years Ended December 31,
                                            ------------------------------
                                              2001      2000      1999
                                             ------    ------    ------
                                            In thousands of U.S. dollars)
                                            ------------------------------
        Income:
          Gain on sale of, and
            unrealized gain on,
            trading securities              $  -        $ 13      $  19
          Interest on bank deposits           1,627    1,325        140
          Non-dollar currency
            gains - net                          79
          Capital gain on sale of
            Property and equipment                2
                                            -------   -------   -------
                                              1,708    1,338        159
                                            -------   -------   -------
        Expenses:
          Loss on sale of trading securities      2
          Bank commissions                       23      17          12
          Non-dollar currency losses - net              238           1
          Capital loss on sale of property
            and equipment                                 3           9
          Capital loss on write-off of an
            Investment                           93
                                            -------   -------   -------
                                                118      258        22
                                            -------   -------   -------
                                            $ 1,590   $ 1,080     $ 137
                                            =======   =======   =======

    f.  Earnings (loss) per ordinary share ("EPS")

        Basic EPS are computed based on the net income (loss) applicable to ordinary shares divided by the weighted average number of ordinary shares outstanding during each year. In computing diluted EPS, account was taken of the dilutive effect of the outstanding stock options, using the treasury stock method.

        Diluted EPS for the year ended December 31, 2001 and 2000 does not include 738,220 and 2,019.320 options, because of their anti-dilutive effect, since the Company had net loss applicable to ordinary shares.

        Following are data relating to the weighted average number of shares for the purpose of computing EPS:

                                              Years Ended December 31,
                                          --------------------------------
                                              2001      2000     1999
                                             ------    ------    ------
                                                   (In thousands)
                                          --------------------------------
        Weighted average number
          of shares issued and
          outstanding - used in
          computation of basic EPS           20,654      16,897   14,667
        A d d - incremental shares
          from assumed exercise
          of options                              -                  317
                                             -------   -------   -------
        Weighted average number of
          shares used in computation
          of diluted EPS                     20,654     16,897    14,984
                                             =======   =======   =======

                                    _____________
                                 ____________________
                                    _____________


                                            F-30